SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

Contents of Report

This filing** contains (check all applicable boxes):

X   (a) Statement of financial condition.

X   (b) Notes to consolidated statement of financial condition

(c) Statement of operations or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

(d) Statement of cash flows.

(e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

(f) Statement of changes in liabilities subordinated to claims of creditors.

(g) Notes to consolidated financial statements.

(h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

(i) Computation of tangible net worth under 17 CFR 240.18a-2.

(j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

(l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

(m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

(o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

X   (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

X   (t) Independent public accountant's report based on an examination of the statement of financial condition

(u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

(z)Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Synovus Securities, Inc.___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
___33 W 14th Street___
                              (No. and Street)

___Columbus___	___Georgia___	___31901___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___Rob Varner___	___706-649-5508___	___robertvarner@synovus.com___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
___Crowe LLP___
                    (Name – if individual, state last, first, and middle name)

___485 Lexington Avenue___	___New York___	___NY___	___10017___
(Address)	(City)	(State)	(Zip Code)

___September 24, 2003___	___173___
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)
Statement of Financial Condition
December 31, 2024

Table of Contents



SYNOVUS

Oath or Affirmation

February 27, 2025

I, Robert P. Varner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Synovus Securities, Inc., as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROBIN ANN THOMASTON
Notary Public, Georgia
Harris County
My Commission Expires
January 30, 2026

Notary Public

Robin Ann Thomaston

Signature

Robert P. Varner

President

Investment products and services provided by Synovus are offered through Synovus Securities, Inc. ("SSI"), Synovus Trust Company, N.A. ("STC") and Creative Financial Group, a division of SSI. Trust services for Synovus are provided by Synovus Trust Company, N.A. The registered broker-dealer offering brokerage products for Synovus is Synovus Securities, Inc., member FINRA/SIPC and an SEC Registered Investment Advisor. Investment products and services **are not FDIC insured, are not deposits of or other obligations of Synovus Bank, are not guaranteed by Synovus Bank and involve investment risk, including possible loss of principal amount invested.**

Synovus Securities, Inc. is a subsidiary of Synovus Financial Corp and an affiliate of Synovus Bank and Synovus Trust. Synovus Trust Company, N.A. is a subsidiary of Synovus Bank.



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of Synovus Securities, Inc.
Columbus, Georgia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Synovus Securities, Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2020.

New York, New York
February 27, 2025

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$	91,930,142
Receivables from clearing organization		796,596
Trading securities, at fair value		14,690,248
Receivables from affiliates		103,130
Premises and equipment, net		86,745
Goodwill		39,359
Deferred income taxes, net		3,909,659
Notes receivable from employees		2,791,965
Other receivables		5,914,002
Other assets		584,910
Total assets	$	120,846,756

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	8,245,778
Accrued expenses payable to affiliates		130,982
Payables to clearing organization		132,165
Total Liabilities		8,508,925

Commitments and contingencies (see notes 12 and 13)

Stockholder's equity:

Common stock, $1 par value. Authorized, 100,000 shares; issued and outstanding, 500 shares	500
Additional paid-in capital	28,414,472
Retained earnings	83,922,859
Total stockholder's equity	112,337,831
Total liabilities and stockholder's equity	$ 120,846,756

See accompanying notes to statement of financial condition.

SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Notes to Statement of Financial Condition

December 31, 2024

(1) General Information and Summary of Significant Accounting Policies

(a) Business

Synovus Securities, Inc. (the Company) is a wholly owned subsidiary of Synovus Financial Corp. (Synovus or Parent). The Parent is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA). The Company is registered as an introducing broker dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include full-service brokerage services, investment advisory services, investment banking, capital markets transactions, economic research, and financial planning. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

(b) Basis of Financial Statement Presentation

The financial statement has been prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of the statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ from these estimates.

(c) Revenue Recognition

Revenue from contracts with customers includes portfolio management fees, commission income, interest rate swap fees, referral and servicing fees, insurance revenue, investment banking fees and financial planning fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company's accounting with respect to revenue recognition for each of its significant categories of contracts are outlined below, along with significant judgements involved in determining the timing and amount of revenues.

Portfolio management fees are received by the Company for providing investment advisory services and managing the assets of its advisory clients over the term of the applicable arrangement. Fees are calculated as a percentage of assets under management and are accrued and recognized on a straight-line basis over the period in which services are provided. Costs incurred by the Company to provide advisory services to its clients primarily consist of commissions paid to the Company's agents and fees to money managers.

Commission income is generated by executing client transactions in stocks, bonds, mutual funds, and other financial products and services. Commission income may be received at the point of sale (sales-based) or on a trailing basis. Regardless of the timing of the commission, the Company has no material obligations outside of product placement. Sales based commission income is generally based on a percentage of the investment at the date of product placement and is recognized on the trade date. Trailing commissions, including renewal commissions and 12b-1 fees, are generally based on a percentage of the investment's average fund balance or premium, in accordance with the applicable selling agreement. Variable consideration associated with trailing commissions is fully constrained until the amount is determinable due to the investor holding the contract or shares for a given period.

Referral and servicing fees represent fees from the Parent and/or affiliates as well as third parties for various referral programs and the servicing of those programs. Such fees are recognized at a point in time when the performance obligation is met.

Insurance revenue represents fees from the selling of disability, life, annuity, and long-term care insurance products. The performance obligation is satisfied at the time of each sale and revenue is recognized at that time. Renewal commissions are generally based on a percentage of the policy's premium, in accordance with the policy. Due to constraints outside of the Company's control, renewal commissions are not recognized until determinable.

Investment banking fees represent fees for services arising from securities offerings or placements in which the Company acts as an agent. Fees are recognized at a point in time, when the performance obligation is met and the income is reasonably determinable.

Financial planning fees represent fees charged on a contractual basis for providing financial advice and products to customers. The performance obligation is met over time. As such, revenue is recognized at the point the performance obligation is met.

Trading gains represent the spread earned on the purchase and sale of proprietary positions in the Company's securities portfolio. They are recognized on trade date.

Interest income on cash equivalents and investments is recognized on the accrual basis. Dividend income is recognized and accrued on the ex-dividend date.

Other revenue represents fees from non-trading activities and fees from other miscellaneous products and services. Such fees are recognized when earned.

(d) ***Cash and Cash Equivalents***
Cash and cash equivalents consist of deposits with banks and all highly liquid investments with original maturities of three months or less.

(e) ***Securities Transactions***

All trading securities and securities sold, not yet purchased are recorded at trade date and are carried at fair value. The fair values of trading securities and securities sold, not yet purchased are primarily based on actively traded markets where prices are based on either quoted market prices or observed transactions. Management employs independent third-party pricing services to provide fair value estimates for the Company's trading securities. Fair values for fixed income investment securities are typically determined based upon quoted market prices, broker/dealer quotations for identical or similar securities, and/or inputs that are observable in the market, either directly or indirectly, for substantially similar securities.

(f) ***Allowance for Credit Losses (ACL)***

The Company implemented expected credit loss methodology, referred to as CECL, required by ASC 326. The Standard requires management's estimate of credit losses over the remaining expected life of receivables and other financial instruments. For the Company, CECL applies to Receivables from clearing organization, Notes receivables from employees, and Other receivables, and are reported in the Statement of Financial Condition net of any ACL. These estimates are updated through periodic evaluations against actual trends experienced.

(g) ***Receivables from and Payables to Clearing Organization***

The Company's proprietary securities transactions and securities transactions for customers are cleared through a nonaffiliated clearing organization on a fully disclosed basis. Receivables from clearing organization include amounts receivable from unsettled trades, amounts receivable for

securities failed to deliver, accrued interest receivable, and cash deposits. These receivables generally have minimal credit risk due to the low probability of clearing organization default and the short-term nature of receivables related to securities settlements and therefore, the allowance for credit losses on such receivables is not significant. Payables to clearing organization include amounts payable from securities transactions that have not yet reached their contractual settlement date, accrued interest payable, and amounts payable for securities failed to receive.

(h) Notes Receivable from Employees

The Company grants loans to employees in conjunction with a program established primarily to recruit and retain certain employees. These loans are contingent on the employees' continued employment with the Company and generally require repayment if employees leave during a contractual service period. These loans generally amortize over a contractual service period of 3 to 9 years from the initial date of the loan. The outstanding loan becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company. A loan is placed on non-accrual status when, based on current information, it is probable that the Company will be unable to collect scheduled payments of principal and interest when due according to the contractual terms of the underlying loan agreement. Generally, loans with principal or interest payments that are more than 90 days past due are placed on non-accrual status. The amortized cost basis of these loans is written-off against the allowance for credit losses when management deems the amount to be uncollectible.

(i) Other Receivables

Other receivables consist of amounts due from customers in the ordinary course of business. Amounts have been earned and/or billed and are mostly to be collected within the next 90 days.

(j) Premises and Equipment

Premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed primarily by the straight-line method over the estimated useful lives of the assets. Useful life ranges from 3-10 years depending on asset type.

The Company reviews long-lived assets, such as furniture, fixtures, equipment, and leasehold improvements, for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable.

(k) Income Taxes

The Company's operating results are included in the consolidated income tax returns of Synovus. The Company accrues income tax on a stand-alone basis based on the Company's profitability, not that of Synovus.

The Company uses the asset and liability method to account for future income taxes expected to be paid or received (i.e., deferred income taxes). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement (GAAP) carrying amounts of existing assets and liabilities and their respective tax basis, including operating losses and tax credit carryforwards. The deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income of the Company in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date.

Significant estimates used in accounting for income taxes relate to the valuation allowance for deferred tax assets, estimates of the realizability of income tax credits, utilization of net operating

losses, the determination of taxable income, and the determination of temporary differences between book and tax basis.

Synovus accrues tax liabilities for uncertain income tax positions based on current assumptions regarding the expected outcome by weighing the facts and circumstances available at the reporting date. If related tax benefits of a transaction are not more likely than not of being sustained upon examination, the Company will accrue a tax liability or reduce a deferred tax asset for the expected tax impact associated with the transaction. Events and circumstances may alter the estimates and assumptions used in the analysis of its income tax positions and, accordingly, the Company's effective tax rate may fluctuate in the future. There are no unrecognized tax benefits as of December 31, 2024.

(l)   *Goodwill*

Goodwill represents the excess purchase price over the fair value of identifiable net assets of acquired businesses. Goodwill is evaluated for impairment on an annual basis or whenever an event occurs or circumstances change to indicate that it is more likely than not that an impairment loss has been incurred (i.e., a triggering event). During the fourth quarter of 2024, Synovus completed its annual goodwill impairment evaluation applying ASC 350-20-35-3A *Goodwill Subsequent Measurement – Qualitative Assessment Approach* and concluded that goodwill was not impaired

(m)   *Risks and Uncertainties*

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would affect the amounts reported in the Statement of Financial Condition. The risk of loss on unsettled transactions relates to customers' and other counterparties' inability to fulfill their contractual obligations.

(n)   Recent Accounting Pronouncements

The following table provides a brief description of accounting standards adopted or issued in 2024 and the estimated effect on the Company's financial statements.

Standard	Description	Required date of adoption	Effect on Company's financial statements or other significant matters
Standards Adopted (or Partially Adopted) in 2024			
ASU 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures	In November 2023, the FASB issued ASU 2023-07 to improve segment reporting disclosures. The amendments in this ASU improve financial reporting by requiring disclosure of incremental segment information including significant segment expenses regularly provided to the chief operating decision maker as well as the amount and composition of other segment items on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. Retrospective application is required in all prior periods unless impracticable to do so.	Annual periods beginning on January 1, 2024	The Company adopted the new disclosure requirements for the annual period beginning on January 1, 2024, on a retrospective basis. See Note 16, Segment Reporting, for the required disclosures in accordance with this ASU.

Standard	Description	Required date of adoption	Effect on Company's financial statements or other significant matters
Standards Issued But Not Yet Adopted in 2024			
ASU 2023-09, Income Taxes (Topic 740) Improvements to Income Tax Disclosures	In December 2023, the FASB issued ASU 2023-09 to enhance the transparency and decision usefulness of income tax disclosures. The ASU addresses investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. Retrospective application in all prior periods is permitted.	January 1, 2025	The Company will adopt the new disclosures for the annual periods beginning on January 1, 2025. The Company is currently evaluating the impact of the incremental income taxes information that will be required to be disclosed as well as the impact to the Income Taxes footnote.
ASU 2024-03, Income Statement (Topic 220): Disaggregation of Income Statement Expenses	In November 2024, the FASB issued ASU 2024-03 to improve the disclosures over expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. The ASU addresses investors' requests for more disaggregated expense information to better understand an entity's performance, better assess the entity's prospects for future cash flows, and compare an entity's performance over time and with that of other entities. This ASU requires disclosure in the notes to the financial statements of specified information about certain costs and expenses. Retrospective application in all prior periods is permitted.	January 1, 2027	The Company will adopt the new disclosure requirements for the annual period beginning on January 1, 2027. The Company is currently evaluating the impact of the incremental expense information that will be required to be disclosed as well as the impact to the Audited Financial Statements.

(2)   Regulatory Requirements

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2024, the Company had net capital, as defined, of $66,330,401 which

was $65,763,139 in excess of its required net capital of $567,262. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2024 was 0.13 to 1.

(3) Trading Securities and Securities Sold, Not Yet Purchased

Estimated fair values of trading securities as of December 31, 2024 are as follows:

Obligations of U.S. Government agencies	$	4,977,350
Municipal securities		473,437
Corporate bonds		9,239,461
	$	14,690,248

The Company has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If quoted market prices are not available, fair values are estimated using bid prices and quoted prices of pools or tranches of securities with similar characteristics. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

(4) Receivables from and Payables to Clearing Organization

The balances shown as receivables from and payables to clearing organization represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Balances as of December 31, 2024 were as follows:

Receivables:		
Clearing organization	$	796,596
Payables:		
Clearing organization	$	132,165

(5) Premises and Equipment

Premises and equipment, net consist of the following as of December 31, 2024:

Furniture and fixtures	$	239,594
Computer equipment and purchased software		389,077
Construction in process		—
Leasehold improvements		63,017
Premises and equipment		691,688
Less accumulated depreciation and amortization		(604,942)
Premises and equipment, net	$	86,745

(6) Notes Receivable from Employees

As of December 31, 2024, no amounts were due on demand. Based on continued employment and history of collectability of the notes, there are no expected losses; therefore, no allowance for credit losses has been provided.

(7)   Other Receivables

Other receivables consist of the following as of December 31, 2024:

Receivables from customers	$	5,861,141
Other receivables		52,861
Total other receivables	$	5,914,002

(8)   Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2024 are presented below:

Deferred income tax assets:		
Accrued bonus	$	498,797
Employee benefits		2,753,568
Restricted stock awards		560,688
Excess tax over financial statement depreciation		4,609
Other		91,997
Gross deferred income tax assets		3,909,659
Deferred income tax liabilities:		
Gross deferred income tax liabilities		—
Net deferred tax assets	$	3,909,659

There was no valuation allowance for deferred tax assets as of December 31, 2024. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income by the Company during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of these amounts.

Currently, there are no years for which the Parent filed a consolidated federal income tax return that are under examination by the Internal Revenue Service (IRS). Additionally, the Parent is no longer subject to income tax examinations by the IRS for years before 2021, and excluding certain limited exceptions, the Parent is no longer subject to income tax examinations by state and local income tax authorities for years before 2015.

(9)   Line of Credit

Margin Line of Credit

The Company has access to an extension of margin credit from its clearing organization. Credit availability is based on net equity in proprietary positions. Interest on the account is calculated based on the prevailing federal funds target rate plus 50 basis points. The line was not utilized in 2024. There was no balance outstanding on the extension of margin credit as of December 31, 2024.

(10) Employee Compensation and Benefits

(a)   Retirement Plans

For the year ended December 31, 2024, the Company provided a 100% matching contribution on the first 5% of eligible employee 401(k) contributions.

For the year ended December 31, 2024, the Parent sponsored a stock purchase plan for employees whereby the Company made contributions equal to 15% of every $1 of employee voluntary contributions, subject to certain maximum contribution limitations. The funds are used to purchase outstanding shares of Synovus common stock.

(b)   Share-Based Payment Arrangements

Synovus has a long-term incentive plan under which the Compensation Committee of the Board of Directors of Synovus has the authority to grant share-based awards to the Company's employees. This incentive plan permits grants of share-based compensation including stock options and restricted share units. The grants generally include vesting periods ranging from three to five years and contractual terms of ten years. Stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant-date. Synovus has historically issued new shares to satisfy share option exercises and share unit conversions. The restricted share units granted during 2024 contain a service-based vesting period of three years with most awards vesting pro-rata over three years.

(11) Transactions with Affiliates

The Company had cash balances of $37,125,583 on deposit at Synovus Bank, which is also a wholly owned subsidiary of Synovus, as of December 31, 2024.

The Company pays various management fees to Synovus for such services as human resources, information technology, occupancy, and internal audit. These charges are allocated to the Company based on either headcount or actual usage, as applicable, and as determined by Synovus.

(12) Commitments

The Company did not have any commitments as of December 31, 2024.

(13) Contingencies

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the Company.

(14) Fair Value Accounting

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. ASC 825-10-15, *Fair Value Measurements and Disclosures* permits entities to make an irrevocable election, at specified election dates, to measure eligible financial instruments and certain other instruments at fair value. The Company has not elected the fair value option for any financial instruments.

(a) ***Determination of Fair Value***

ASC 820-10 defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an "exit price") in the principal or most advantageous market available to the entity in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy for disclosure of fair value measurements based on significant inputs used to determine the fair value. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the financial instrument's fair value measurement in its entirety. The three levels of inputs are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities for the instrument or security to be valued. Level 1 assets include marketable equity securities as well as U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 – Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or model-based valuation techniques for which all significant assumptions are derived principally from or corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes U.S. Government sponsored agency securities, collateralized mortgage obligations and mortgage-backed securities issued by U.S. Government sponsored enterprises and agencies, obligations of states and municipalities, corporate bonds, and certificates of deposit.

Level 3 – Unobservable inputs that are supported by little, if any, market activity for the asset or liability. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow models, and similar techniques, and may also include the use of market prices of assets and liabilities that are not directly comparable to the subject asset or liability. These methods of valuation may result in a significant portion of the fair value being derived from unobservable assumptions that reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. The Company has no investments classified in this category.

(b) ***Assets and Liabilities Measured at Fair Value on a Recurring Basis***

The following table presents all financial instruments measured at fair value on a recurring basis as of December 31, 2024:

	Level 1	Level 2	Level 3	Total assets/ liabilities at fair value
Assets:				
Trading securities:				
U.S. Government agencies	$ 4,977,350	—	—	4,977,350
Municipal securities	—	473,437	—	473,437
Corporate bonds	—	9,239,461	—	9,239,461
Total trading securities	$ 4,977,350	9,712,898	—	14,690,248

Transfers between levels are recognized as they occur. There were no transfers of financial instruments between the three levels of the fair value hierarchy in 2024.

(c)   ***Financial Disclosures***

ASC 825-10-50 requires the disclosure of the estimated fair value of financial instruments. The following table presents the carrying and estimated fair values of on-balance sheet financial instruments as of December 31, 2024. The fair value represents management's best estimates based on a range of methodologies and assumptions.

Cash and cash equivalents are repriced on a short-term basis; as such, the carrying value closely approximates fair value. Various receivables and payables are not disclosed below; however, the carrying value closely approximates fair value due to their short-term nature or underlying legal contractual obligation to repay.

	Carrying value	Estimated fair value
Financial assets:		
Level 1 Measurement:		
Cash	$ 91,930,142	91,930,142
U.S. Treasuries	4,977,350	4,977,350
Level 2 Measurement:		
Trading securities	9,712,898	9,712,898

(16) Subsequent Events

The Company has evaluated the effects of events or transactions that have occurred through February 27, 2025.